金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

RECEIVED

2008 DEC -5 A 1:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

2 December 2008

Securities & Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

[redacted]

08006140

GOLD PEAK

EXEMPTION # 82-3604

SUPPL

Dear Sirs,

<u>Gold Peak Industries (Holdings) Limited</u>

On behalf of Gold Peak Industries (Holdings) Limited (the "Company"), a company incorporated in Hong Kong, I am furnishing herewith the following listed documents pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act").

Name of Report	Date Announced/Filed
Announcement – Date of Board Meeting of the Company	12 November 2008
Announcement – Announcement of 2008/09 interim results of GP Industries Limited (For the six months ended 30 September 2008)	13 November 2008
Announcement – Discloseable transaction: disposal of property of the Company	17 November 2008
Overseas Regulatory Announcement – Notice of book closure date for dividend of GP Industries Limited	17 November 2008
Announcement – 2008/09 Unaudited interim results announcement (for the six months ended 30 September 2008)	26 November 2008

Thank you for your attention.

PROCESSED
DEC 09 2008
THOMSON REUTERS

Yours faithfully,
GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED

Wong Man Kit
General Manager - Finance

Encl.

香港新界葵涌葵榮路30號金山工業中心8樓
電話: (852) 2427 1133 傳真: (852) 2489 1879 網址: www.goldpeak.com
Gold Peak Building, 8/F, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong
Tel: (852) 2427 1133 Fax: (852) 2489 1879 Website: www.goldpeak.com

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited
(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

Date of Board Meeting

The Board of Directors (the "Board") of Gold Peak Industries (Holdings) Limited (the "Company") announces that a meeting of the Board will be held on 8th Floor, Gold Peak Building, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong on Wednesday, 26 November 2008 for the purposes of, among other matters, approving the unaudited results of the Company and its subsidiaries for the six months ended 30 September 2008 and its publication, and considering the payment of an interim dividend.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, 12 November 2008

www.goldpeak.com

As at the date of this announcement, the Board of Directors of the Company consists of Messrs. Victor LO Chung Wing (Chairman & Chief Executive), Andrew NG Sung On (Vice Chairman), Kevin LO Chung Ping, Paul LO Chung Wai, LEUNG Pak Chuen, Richard KU Yuk Hing, Andrew CHUANG Siu Leung and CHAU Kwok Wai as Executive Directors, Messrs. Raymond WONG Wai Kan and Vincent CHEUNG Ting Kau as Non-Executive Directors, and Messrs. LUI Ming Wah, Frank CHAN Chi Chung and CHAN Kei Biu as Independent Non-Executive Directors.

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited
(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

GOLD PEAK

Announcement of 2008/2009 Interim Results of GP Industries Limited (For the six months ended 30 September 2008)

Pursuant to Paragraph 13.09(1) of the Listing Rules, the Board of Directors of Gold Peak Industries (Holdings) Limited is pleased to announce the unaudited consolidated results of GP Industries Limited for the six months ended 30 September 2008. GP Industries' turnover decreased by 10% to S$120.4 million and its net profits decreased by 66% to S$6.6 million for the six months ended 30 September 2008.

Pursuant to Paragraph 13.09(1) of the Listing Rules, the Board of Directors of Gold Peak Industries (Holdings) Limited (the "Company") is pleased to announce the unaudited consolidated results of GP Industries Limited ("GP Industries" and together with its subsidiaries, "GP Industries Group") for the six months ended 30 September 2008. GP Industries is a subsidiary of the Company and is listed on the Singapore Exchange Securities Trading Limited.

GP INDUSTRIES LIMITED
UNAUDITED CONSOLIDATED RESULTS

	For the six months ended 30 September 2008		For the six months ended 30 September 2007	
	S$'000	HK$'000 (Note)	S$'000	HK$'000 (Note)
Turnover	120,398	676,709	134,197	692,362
Cost of sales	(88,850)	(499,390)	(98,450)	(507,933)
Gross profit	31,548	177,319	35,747	184,429
Other operating income	8,509	47,826	9,868	50,912
Distribution costs	(17,080)	(96,000)	(17,273)	(89,116)
Administrative expenses	(21,492)	(120,798)	(21,404)	(110,430)
Exchange gain	2,517	14,147	2,127	10,974
Other operating expenses	(463)	(2,602)	(393)	(2,028)
Profit from operations	3,539	19,892	8,672	44,741
Finance costs	(3,319)	(18,655)	(6,285)	(32,426)
Share of results of associates	9,920	55,756	12,155	62,712
Exceptional items	-	-	9,592	49,488
Profit before taxation	10,140	56,993	24,134	124,515
Taxation	(3,671)	(20,633)	(5,176)	(26,705)
Profit after taxation	6,469	36,360	18,958	97,810
Attributable to:				
Equity holders of GP Industries	6,630	37,265	19,250	99,317
Minority interests	(161)	(905)	(292)	(1,507)
	6,469	36,360	18,958	97,810
	S cents	HK cents	S cents	HK cents
Earnings per share	1.15	6.46	3.34	17.23
Dividend per share				
Interim	0.25	1.41	1.30	6.71
Special	-	-	1.20	6.19
	0.25	1.41	2.50	12.90

Note:-
The Hong Kong dollar equivalents as shown above for illustrative purposes are converted at average exchange rates for the respective periods.

REVIEW OF RESULTS

GP Industries Group's sales for the six months ended 30 September ("YTD") 2008 decreased by 10% in Singapore dollar terms or 2% in US dollar terms. Despite inflationary pressure, expenses were under control. Interest expense decreased due mainly to lower borrowing and lower interest rate. Profit contribution from associates was lower due mainly to an exceptional gain of S$8.2 million last year which was GP Industries Group's share of GP Batteries' exceptional gain from the disposal of TCL shares. Profit attributable to shareholders of GP Industries for the YTD period this year was S$6.6 million, down from S$19.3 million reported for the same period last year as last year's result included a net exceptional gain of S$9.6 million.

Based on a weighted average number of 576,601,925 (2007: 576,493,368) shares in issue, basic earnings per share for the YTD period decreased from 3.34 Singapore cents to 1.15 Singapore cents.

BUSINESS REVIEW

Electronics Division:

For the YTD period under review, sales from the electronics and components business decreased by 23% in Singapore dollar terms or 16% in US dollar terms. Lower revenue and higher operating costs in China adversely affected the profitability of this business segment. However, the associated companies in the components business maintained their profit contribution. Operating profit before interest and taxation ("PBIT") excluding exceptional items from the electronics and components business decreased by 37% when compared to the corresponding period last year.

Sales from the branded acoustics business during the YTD period decreased by 3% in Singapore dollar terms but increased by 6% in US dollar terms. Sales of acoustics products to Europe, America and Asia increased by 5%, 37% and 14% respectively, all expressed in US dollar terms. Higher manufacturing costs continued to affect profitability. With improved sales and cost under control, the branded acoustics business made a profit contribution for Q2. The OEM and ODM acoustics business under the 20%-owned Meiloon Industrial Co., Ltd. incurred a small net loss in the financial period primarily from lower sales and higher costs.

The 47%-owned cable associate Linkz Industries Limited ("Linkz") continued to report satisfactory sales growth during the YTD period this year. However, profit contribution decreased mainly due to higher material and manufacturing costs. Profit contribution from the wire harness business, which mainly comprises the now 20%-owned associates, was also lower. As a result, PBIT excluding exceptional items from the cables and wire harness business for the YTD period decreased by 61% when compared to the corresponding period last year.

GP Batteries (49.15%-owned by GP Industries as at 30 September 2008):

GP Batteries' turnover for the YTD period was S$464 million, a decrease of 11% in Singapore dollar terms or 3% in US dollar terms compared to the corresponding period last year. Sales of nickel metal hydride rechargeable batteries declined while sales of primary cylindrical batteries remained steady.

Excluding the effects of realised gain or loss on commodity contracts, gross profit margin for the YTD period improved from 16% to 20%. During the YTD period, realised and unrealised losses arising from commodity contracts amounted to S$14.7 million and S$1.4 million respectively, compared to a realised gain of S$13.9 million and an unrealised loss of S$47.7 million for the corresponding period last year. During the YTD period last year, GP Batteries also reported a S$16.7 million disposal gain. Profit attributable to equity holders of GP Batteries for the YTD period was S$3.0 million, against a loss of S$5.6 million for the corresponding period last year.

PROSPECTS

The fear of a recession in the US and Europe together with reduced growth expectations in the Asian markets have caused negative market sentiments. Abnormal currency fluctuations in many countries and sharp declines in commodity prices added volatility to the market. However, raw material prices and energy cost have come down substantially in recent months. The rapid cost increases for manufacturing in China is also expected to reverse its trend, as the Chinese government has started to offer cost relief to export manufacturers.

The significantly lower material prices will benefit GP Industries Group's components and cable businesses, especially Linkz.

GP Batteries expects that business outlook for the coming year to be unstable. Profit margin will be fluctuating due to the volatility of currencies and commodity prices although sharply lowered material price will be beneficial. GP Batteries will take every necessary measure to weather this storm and aims to maintain the market position of the "GP" brand for consumer batteries in its key markets. As at 30 September 2008, GP Batteries has outstanding non-deliverable commodity hedging contracts in respect of the purchase of 517 metric tonnes of London Metal Exchange nickel. These contracts cover about 50% of GP Batteries' consumption of nickel in the second half of the financial year. All outstanding contracts will expire before the end of the financial year, with the majority expiring by end December 2008.

GP Industries Group has implemented rigorous measures to reduce cost, increase flexibility to respond speedily to change in market demand and preserve its financial resources to cope with the turbulent environment. GP Industries Group will focus its resources on managing its core businesses and take a prudent approach in exploring various means to further strengthen its financial position including further disposal of non-core assets. GP Industries Group is reducing its bank debt significantly and will continue in the same direction in the coming year. Interest cost is also expected to come down significantly as interest rates are lowered in many countries.

GP Industries Group has invested significantly in building brands, global distribution and product development in the past years which put GP Industries Group in a favorable position to compete in a tough market environment.

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(**Stock Code: 40**)

DISCLOSEABLE TRANSACTION: DISPOSAL OF PROPERTY

The Board announces that on 14 November 2008, the Vendor, a wholly-owned subsidiary of the Company, entered into the Agreement with the Purchaser, pursuant to which the Vendor agreed to sell, and the Purchaser agreed to purchase, the Property for a cash consideration of HK$27,500,000.

The consideration for the Disposal is based on the prevailing market price of the Property at the time of Disposal.

The Disposal constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules. A circular containing details of the Disposal will be despatched to the shareholders of the Company as soon as practicable in accordance with the requirements of the Listing Rules.

THE AGREEMENT

Date:

14 November 2008

Parties:

1. Triwish Limited, a wholly-owned subsidiary of the Company, being the Vendor.

2. Euro Asian Investments Limited, a company incorporated in Hong Kong, being the Purchaser.

The Company confirms that, to the best of the Directors' knowledge, information and belief having made all reasonable enquiries, the counterparties and the ultimate beneficial owner(s) of the counterparties are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company.

ASSET TO BE DISPOSED OF

The piece or parcel of land situated at Sai Kung and registered in the Land Registry as Lot No. 232 in D.D. 229 together with the building erected thereon now known as House No. 21 of Bella Vista, No. 15 Silver Terrace Road, Silverstrand, Sai Kung, New Territories, Hong Kong. The gross floor area of the Property is approximately 2,024 square feet.

CONSIDERATION AND FORMAL AGREEMENT

The consideration payable by the Purchaser to the Vendor for the acquisition of the Property is HK$27,500,000. An initial deposit of HK$825,000 was paid by the Purchaser to the Vendor upon the signing of the Agreement and a further deposit of HK$1,925,000 will be paid by the Purchaser to the Vendor on or before 28 November 2008. The Vendor and the Purchaser shall sign a formal agreement for sale and purchase of the Property (the "**Formal Agreement**") on 28 November 2008.

The remaining balance of the consideration in the sum of HK$24,750,000 will be paid by the Purchaser to the Vendor upon Completion.

The Property was disposed of in the open market. The consideration reflects the prevailing market value of the Property and is the price mutually agreed by both parties after arm's length negotiations.

COMPLETION

Completion shall take place on or before 20 January 2009. Upon completion, the Vendor shall deliver vacant possession of the Property to the Purchaser.

OTHER MATERIAL TERMS

If the Purchaser fails to execute the Formal Agreement or pay the further deposit on or before 28 November 2008 or fails to comply with any terms of the Agreement, the Vendor shall be entitled to terminate the Agreement and forfeit the deposit(s). In such event, the Vendor is entitled to dispose of the Property to any third party, and neither the Vendor nor the Purchaser shall have any other claim against the other party.

If the Vendor fails to complete the transaction, the Vendor shall compensate the Purchaser with a refund of the initial deposit together with a sum equivalent to the amount of the initial deposit, and neither the Vendor nor the Purchaser shall have any other claim against the other party.

USE OF PROCEEDS AND FINANCIAL EFFECT OF THE DISPOSAL

The Property is for self use and it did not generate any income and/or profit for each of the two financial years immediately preceding the Agreement. The net sale proceeds of the Disposal after deducting all necessary charges for the Disposal are intended to be used for general working capital purposes.

With reference to the management accounts of Triwish Limited as at 31 October 2008, the aggregate net book value of the Property, together with the existing furniture, fittings and fixtures was approximately HK$15.3 million. As a result of the Disposal, the Group is

expected to record an unaudited profit of approximately HK$12.2 million before deduction of all necessary charges in its accounts for the year ending 31 March 2009.

REASONS AND BENEFITS FOR THE DISPOSAL

The Directors consider that the Disposal represents a good opportunity for the Company to realize its non-core assets and the consideration reflects the prevailing market price of the Property. On such basis, the Directors are of the opinion that the terms of the Disposal are fair and reasonable and that the Disposal is in the interests of the Company and the shareholders of the Company as a whole.

GENERAL

The Company acts as an investment holding company. The activities of its principal subsidiaries and associates are investment holding and manufacturing, marketing and trading of batteries, electronics and acoustics products, wire harness, cables, light fittings products and light emitting diode display screens.

The Disposal constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules. A circular containing, among other things, further details of the Disposal will be despatched to the Shareholders as soon as practicable.

DEFINITIONS

In this announcement, the following terms shall have the meanings set opposite them unless the context requires otherwise:

"Agreement"	the legally binding provisional agreement for sale and purchase dated 14 November 2008 entered into between the Vendor and the Purchaser in relation to the sale and purchase of the Property
"Board"	the board of Directors of the Company
"Company"	Gold Peak Industries (Holdings) Limited (Stock code: 40), whose shares are listed on the Main Board of the Hong Kong Stock Exchange
"Completion"	completion of the sale and purchase of the Property
"connected persons"	has the meaning ascribed thereto in the Listing Rules
"Directors"	directors of the Company
"Disposal"	the disposal of the Property
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China

"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange
"Property"	the piece or parcel of land situated at Sai Kung and registered in the Land Registry as Lot No.232 in D.D. 229 together with the building erected thereon now known as House 21 of Bella Vista, No. 15 Silver Terrace Road, Silverstrand, Sai Kung, New Territories, Hong Kong
"Purchaser"	Euro Asian Investments Limited, a company incorporated in Hong Kong
"Vendor"	Triwish Limited, a company incorporated in British Virgin Island and a wholly-owned subsidiary of the Company
"%"	per cent.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, 17 November 2008
www.goldpeak.com

As at the date of this announcement, the Board consists of Mr. Victor LO Chung Wing (Chairman & Chief Executive), Mr. Andrew NG Sung On (Vice Chairman), Mr. Kevin LO Chung Ping, Mr. Paul LO Chung Wai, Mr. LEUNG Pak Chuen, Mr. Richard KU Yuk Hing, Mr. Andrew CHUANG Siu Leung and Mr. CHAU Kwok Wai as Executive Directors, Mr. Raymond WONG Wai Kan and Mr. Vincent CHEUNG Ting Kau as Non-Executive Directors and Mr. LUI Ming Wah, Mr. Frank CHAN Chi Chung and Mr. CHAN Kei Biu as Independent Non-Executive Directors.

BOARD OF DIRECTORS

As at the date of this announcement, the Board of Directors of the Company consists of Messrs. Victor LO Chung Wing (Chairman & Chief Executive), Andrew NG Sung On (Vice Chairman), Kevin LO Chung Ping, Paul LO Chung Wai, LEUNG Pak Chuen, Richard KU Yuk Hing, Andrew CHUANG Siu Leung and CHAU Kwok Wai as Executive Directors, Messrs. Raymond WONG Wai Kan and Vincent CHEUNG Ting Kau as Non-Executive Directors, and Messrs. LUI Ming Wah, Frank CHAN Chi Chung and CHAN Kei Biu as Independent Non-Executive Directors.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, 13 November 2008

www.goldpeak.com

金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 40)

GOLD PEAK

Overseas Regulatory Announcement

The enclosed overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Directors

As at the date of this announcement, the Board of Directors of the Company consists of Messrs. Victor LO Chung Wing (Chairman & Chief Executive), Andrew NG Sung On (Vice Chairman), Kevin LO Chung Ping, Paul LO Chung Wai, LEUNG Pak Chuen, Richard KU Yuk Hing, Andrew CHUANG Siu Leung and CHAU Kwok Wai as Executive Directors, Messrs. Raymond WONG Wai Kan and Vincent CHEUNG Ting Kau as Non-Executive Directors, and Messrs. LUI Ming Wah, Frank CHAN Chi Chung and CHAN Kei Biu as Independent Non-Executive Directors.

Date: **17 November 2008**

Subject: **Notice of book closure date for dividend of GP Industries Limited**

Print this page

Notice of Book Closure Date for Dividend *

* Asterisks denote mandatory information

Name of Announcer *	GP INDUSTRIES LIMITED
Company Registration No.	199502128C
Announcement submitted on behalf of	GP INDUSTRIES LIMITED
Announcement is submitted with respect to *	GP INDUSTRIES LIMITED
Announcement is submitted by *	Caroline Yeo
Designation *	Company Secretary
Date & Time of Broadcast	17-Nov-2008 18:14:26
Announcement No.	00105

>> Announcement Details

The details of the announcement start here ...

Corporate Action details (e.g. Rights ratio, dividend ratio, tax rate, etc) *	Interim tax-exempt (1-tier) dividend of 0.25 Singapore Cents per ordinary share
Record Date *	02-12-2008
Record Time *	17:00
Date Paid/Payable (If applicable)	16-12-2008

Footnotes	Notice is hereby given that the transfer books and register of members of the Company will be closed on 3 December 2008 for the preparation of dividend warrants. Registrable transfers received by the Company's Registrar, Boardroom Corporate & Advisory Services Pte. Ltd. of 3 Church Street, #08-01 Samsung Hub, Singapore 049483 by 5.00 p.m. on 2 December 2008 will be registered before entitlements to the dividends are determined.

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RECEIVED

2008 DEC -5 A [illegible]

金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 40)

GOLD PEAK

2008/2009 Unaudited Interim Results Announcement (For the six months ended 30 September 2008)

The Board of Directors of Gold Peak Industries (Holdings) Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 September 2008.

HIGHLIGHTS

- Consolidated turnover decreased by 2% to HK$677 million
- Turnover for all divisions decreased by 2% to HK$3,556 million
- Profit attributable to shareholders decreased by 39% to HK$30.5 million
- Earnings per share decreased from 9.2 Hong Kong cents to 5.5 Hong Kong cents
- Interim dividend per share: 1.0 Hong Kong cent (2007/08: 3.0 Hong Kong cents)

BUSINESS REVIEW

GP Industries (69.3% owned by Gold Peak as at 30 September 2008)

1. Electronics Division

- *Electronics & components* – Slightly lower revenue and higher operating costs in China have adversely affected its profitability. The components associates, however, maintained their profit contribution. Overall, operating profit before interest and taxation ("PBIT") excluding exceptional items from the electronics and components business decreased.

- *Acoustics* – Sales of branded acoustics business decreased slightly in Singapore dollar terms, but increased in US dollar terms with growth in sales to Europe, America and Asia. However, higher manufacturing costs continued to affect its profitability. The OEM and ODM acoustics business under the 20%-owned Meiloon Industrial Co., Ltd. incurred a small net loss also due to lower sales and higher costs.

- *Cables & wire harness* – The 47%-owned cable associate, Linkz Industries Limited, continued to report satisfactory sales growth, but profit contribution decreased mainly due to higher material and manufacturing costs. Profit contribution from the wire harness business, which mainly comprises the 20%-owned associates, was also lower. As a result, PBIT excluding exceptional items from the cables and wire harness business decreased.

2. *GP Batteries (49.2% owned by GP Industries as at 30 September 2008)*

- GP Batteries returned to profit despite a decrease in turnover. Sales of Nickel Metal Hydride ("NiMH") rechargeable batteries decreased while sales of primary cylindrical batteries remained steady. Asia reported steady turnover while exports to other regions experienced a slight decrease.

- It continued to operate in a challenging environment with global economic slowdown, volatile currencies and material prices, and rising operating costs in China.

- The newly formed joint-venture to produce NiMH batteries for hybrid electric vehicles in China has progressed well, with pilot production expected to commence in the last quarter of this financial year. The production facilities in Taiwan to produce batteries for notebook computers have been audited and approved by one of the major notebook computer makers, and commercial shipment is expected to commence in early 2009.

- During the period under review, realized and unrealized losses arising from commodity contracts amounted to S$14.7 million and S$1.4 million respectively. All outstanding commodity contracts will expire before the end of this financial year.

Technology & Strategy Division

Lighthouse Technologies Limited, 29.8%-owned by Gold Peak and 19.3%-owned by GP Industries, achieved growth in both revenue and profit. The growth in turnover was mainly attributed to the significant increase in sales of the rental segment. Sales grew particularly in Europe and Asia.

FINANCIAL REVIEW

During the period, the Group's net bank borrowings decreased by HK$288 million to HK$1,936 million. As at 30 September 2008, the aggregate of the Group's shareholders' funds and minority interests was HK$2,039 million and the Group's gearing ratio (the ratio of consolidated net bank borrowings to shareholders' fund and minority interests) was 0.95 (31 March 2008: 1.05). The gearing ratios of the Company, GP Industries and GP Batteries were 0.75 (31 March 2008: 0.73), 0.49 (31 March 2008: 0.60) and 0.70 (31 March 2008: 0.75) respectively.

At 30 September 2008, 57% (31 March 2008: 52%) of the Group's bank borrowings was revolving or repayable within one year whereas 43% (31 March 2008: 48%) was mostly repayable between one to five years. Most of these Group's bank borrowings are in US dollars, Singapore dollars and Hong Kong dollars.

The Group's exposure to foreign currency arises mainly from the net cash flow and the translation of net monetary assets or liabilities of its overseas subsidiaries. The Group and its major associates continued to manage foreign exchange risks prudently. Forward contracts, borrowings in local currencies and local sourcing have been arranged to minimise the impact of currency fluctuation.

PROSPECTS

The recession in the US and Europe together with reduced growth expectations in the Asian markets have caused negative market sentiments. The unusual currency fluctuations and sharp declines in commodity prices added volatility to the market. However, raw material prices and energy cost have come down substantially in recent months which is helpful to reduce production costs. The rapid cost increases for manufacturing in China is also expected to reverse its trend, as the Chinese government has started to offer cost relief to export manufacturers. The significantly lower material prices will benefit GP Batteries as well as the Group's components and cable businesses, especially Linkz.

GP Batteries expects that business outlook for the coming year to be fluctuating. Profit margin will be unstable due to the volatility of currencies and commodity prices. It will take every necessary measure to weather this storm and aims to maintain the market position of the "GP" brand for consumer batteries in its key markets. In the meantime, Lighthouse plans to put more efforts into growing the Asian markets, especially China.

The Group has implemented rigorous measures to reduce cost, increase flexibility to respond speedily to change in market demand and preserve its financial resources to cope with the turbulent business environment. It will focus its resources on managing its core businesses and take a prudent approach in exploring various means to further strengthen its financial position including further disposal of non-core assets. The Group is reducing its bank debt and will continue to do so in the coming year. Interest cost is expected to come down as interest rates are lowered in many countries.

The Group has invested significantly in building brands, global distribution and product development in the past years, and such efforts will put the Group in a favorable position to compete in a tough market environment.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

	Notes	For the six months ended 30 September 2008 (Unaudited) HK$'000	2007 (Unaudited) HK$'000
Turnover	3	**676,705**	692,363
Cost of sales		**(499,390)**	(507,931)
Gross profit		**177,315**	184,432
Other income		**79,582**	90,441
Selling and distribution expenses		**(93,000)**	(88,842)
Administrative expenses		**(131,886)**	(131,338)
Other expenses	4	**-**	(37,137)
Net investment gain	5	**-**	85,512
Finance costs		**(36,867)**	(66,681)
Share of results of associates		**50,681**	57,090
Loss on deemed partial disposal of a subsidiary		**-**	(130)
Gain on disposal/partial disposal/deemed partial disposal of associates		**3,184**	700
Profit before taxation	6	**49,009**	94,047
Taxation	7	**(6,986)**	(13,683)
Profit after taxation		**42,023**	80,364
Attributable to:			
Equity shareholders of the Company		**30,460**	50,281
Minority interests		**11,563**	30,083
		42,023	80,364
Interim dividend		**5,493**	16,479
Earnings per share	8		
Basic		**5.5 cents**	9.2 cents
Diluted		**5.5 cents**	9.1 cents

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	30 September 2008 (Unaudited) HK$'000	31 March 2008 (Audited) HK$'000
Non-current assets			
Investment properties		**115,030**	117,210
Property, plant and equipment	9	**262,761**	270,196
Prepaid lease payments		**32,702**	36,156
Interests in associates		**1,831,046**	1,882,167
Available-for-sale investments		**433,205**	416,164
Trademarks		**37,645**	39,736
Long term receivables		**57,507**	371,658
Technical know-how		**5,755**	7,737
Goodwill		**60,161**	58,166
		2,835,812	3,199,190
Current assets			
Inventories		**364,194**	382,572
Debtors, bills receivable and prepayments	10	**1,238,867**	1,197,599
Prepaid lease payments		**872**	951
Dividends receivable		**3,362**	2,087
Taxation recoverable		**540**	213
Bank balances, deposits and cash		**343,607**	312,191
		1,951,442	1,895,613
Current liabilities			
Creditors and accrued charges	11	**410,359**	380,774
Obligations under finance leases		**1,499**	11
Taxation payable		**41,465**	43,405
Bank loans and import loans		**1,295,197**	1,311,109
Bank overdrafts		**9,360**	6,894
		1,757,880	1,742,193
Net current assets		**193,562**	153,420
Total assets less current liabilities		**3,029,374**	3,352,610
Non-current liabilities			
Borrowings		**973,525**	1,217,954
Deferred taxation liabilities		**17,266**	16,808
		990,791	1,234,762
Net assets		**2,038,583**	2,117,848

Capital and reserves		
Share capital	**274,643**	274,643
Reserves	**1,059,713**	1,108,585
Equity attributable to shareholders of the Company	**1,334,356**	1,383,228
Share option reserve of a listed subsidiary	**10,137**	8,618
Minority interests	**694,090**	726,002
Total equity	**2,038,583**	2,117,848

NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS

1. Basis of preparation

The unaudited condensed interim financial statements have been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") and the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

2. Principal Accounting Policies

The unaudited condensed financial statements have been prepared under the historical cost convention except for certain properties and financial instruments, which are measured at fair values or revalued amounts, as appropriate. The accounting policies adopted in the preparation of the unaudited condensed financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 March 2008.

During this period, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRSs"), HKASs and interpretations issued by the HKICPA, which are effective for accounting periods commencing on or after 1 April 2008. The adoption of these new standards had no material effect on the results or financial position of the Group for the current or prior accounting periods. Accordingly, no prior period adjustment has been recognised.

The Group has not early applied the following new standards and interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these standards and interpretations will have no material impact on the results and the financial position of the Group.

HKAS 1 (Revised)	Presentation of financial statements[1]
HKAS 23 (Revised)	Borrowing costs[1]
HKAS 27 (Revised)	Consolidated and separate financial statements[2]
HKAS 32 and HKAS 1 (Amendments)	Puttable financial instruments and obligations arising on liquidation[1]
HKFRS 2 (Amendment)	Vesting conditions and cancellations[1]
HKFRS 3 (Revised)	Business combinations[2]
HKFRS 8	Operating segments[1]
HK(IFRIC) – INT13	Customer loyalty programmes[3]

HK(IFRIC) – INT15	Agreements for the construction of real estate[1]
HK(IFRIC) – INT16	Hedges of a net investment in a foreign operation[4]

1 Effective for annual periods beginning on or after 1 January 2009
2 Effective for annual periods beginning on or after 1 July 2009
3 Effective for annual periods beginning on or after 1 July 2008
4 Effective for annual periods beginning on or after 1 October 2008

3. Segment information

The analysis of the Group's segment information is as follows:

(a) Business segments

The following is an analysis of the turnover and profit before taxation by principal activity:

For the six months ended 30 September 2008

	Technology & Strategic HK$'000	Electronics HK$'000	Batteries HK$'000	Total HK$'000
Turnover				
External sales	-	676,705	-	676,705
Results				
Segmental results	4,976	(11,937)	-	(6,961)
Interest income and dividend income				
Segment	3,000	33,836	-	36,836
Corporate				3,117
Unallocated corporate expenses				(19,315)
Other corporate income				18,334
Finance costs				
Segment	-	(20,543)	-	(20,543)
Corporate				(16,324)
Share of results of associates	8,574	33,729	8,378	50,681
Gain on disposal/deemed partial disposal of associates				3,184
Profit before taxation				49,009
Taxation				(6,986)
Profit after taxation				42,023
Attributable to:				
Equity shareholders of the Company				30,460
Minority interests				11,563
				42,023

For the six months ended 30 September 2007

	Technology & Strategic HK$'000	Electronics HK$'000	Batteries HK$'000	Total HK$'000
Turnover				
External sales	-	692,363	-	692,363
Results				
Segmental results	4,020	7,278	-	11,298
Interest income and dividend income				
Segment	9,000	39,533	-	48,533
Corporate				7,349
Unallocated corporate expenses				(24,741)
Other corporate income				12,254
Other expenses				(37,137)
Net investment gain				85,512
Finance costs				
Segment	(2)	(34,161)	-	(34,163)
Corporate				(32,518)
Share of results of associates	7,397	63,880	(14,187)	57,090
Loss on deemed partial disposal of a subsidiary				(130)
Gain on disposal/partial disposal/deemed partial disposal of associates				700
Profit before taxation				94,047
Taxation				(13,683)
Profit after taxation				80,364
Attributable to:				
Equity shareholders of the Company				50,281
Minority interests				30,083
				80,364

(b) Geographical segments

The following is an analysis of the turnover by geographical market:

	For the six months ended 30 September	
	2008	2007
	HK$'000	HK$'000
The People's Republic of China		
Hong Kong	**51,600**	86,738
Mainland China	**85,137**	63,266
Other Asian countries	**39,762**	34,862
Europe	**236,403**	237,452
Americas	**216,460**	223,386
Australia and New Zealand	**33,400**	38,783
Others	**13,943**	7,876
	676,705	692,363

4. Other expenses

	For the six months ended 30 September	
	2008	2007
	HK$'000	HK$'000
Allowance for impairment loss on intangible assets	-	27,137
Provision for expenses on liquidation of a subsidiary	-	10,000
	-	37,137

5. Net investment gain

	For the six months ended 30 September	
	2008	2007
	HK$'000	HK$'000
Realised gain on disposal of an available-for-sale investment	-	85,512

6. Profit before taxation

	For the six months ended 30 September	
	2008	2007
	HK$'000	HK$'000
Profit before taxation has been arrived at after charging:		
Amortisation of technical know-how	**1,940**	1,940
Amortisation of prepaid lease payments	**443**	476
Amortisation of trademarks	**2,091**	2,091
Depreciation of property, plant and equipment	**22,721**	23,399
Loss on disposal of investment properties	**677**	1,421

7. Taxation

	For the six months ended 30 September	
	2008	2007
	HK$'000	HK$'000
Hong Kong Profits Tax	**12**	82
Taxation in jurisdictions other than Hong Kong	**6,300**	7,237
Deferred taxation	**674**	6,364
	6,986	13,683

Hong Kong Profits Tax is calculated at 16.5% (2007: 17.5%) of the estimated assessable profit for the period.

Taxation in jurisdictions other than Hong Kong is calculated at the rates prevailing in the respective jurisdictions.

8. Earnings per share

The calculation of the basic and diluted earnings per share is computed based on the following data:

	For the six months ended 30 September	
	2008	2007
	HK$'000	HK$'000
Earnings		
Net profit for the period and earnings for the purpose of basic earnings per share	**30,460**	50,281
Effect of dilutive potential shares on share of results of subsidiaries and associates based on the dilution of their earnings per share	**-**	(14)
Earnings for the purpose of diluted earnings per share	**30,460**	50,267
	'000	'000
Number of shares		
Weighted average number of shares for the purpose of basic earnings per share	**549,285**	549,285
Effect of dilutive potential shares on share options	**-**	410
Weighted average number of shares for the purpose of diluted earnings per share	**549,285**	549,695

9. Property, plant and equipment

During the period, the Group spent approximately HK$16,697,000 (six months ended 30 September 2007: HK$15,887,000) on property, plant and equipment to expand its business.

10. Debtors, bills receivable and prepayments

The Group allows its trade customers with credit periods normally ranging from 30 days to 120 days. The following is an aging analysis of debtors and bills receivable at the reporting date:

	30 September 2008 HK$'000	31 March 2008 HK$'000
Trade and bills receivables		
0-60 days	**180,607**	151,976
61-90 days	**21,022**	15,568
Over 90 days	**49,922**	61,049
	251,551	228,593
Other receivables, deposits and prepayments	**595,962**	505,224
Consideration receivable for the disposal of the Group's electrical business in Australia	**106,989**	463,782
Consideration receivable for the disposal of partial interest of investment in Gerard Corporation	**284,365**	-
	1,238,867	1,197,599

11. Creditors and accrued charges

The following is an aging analysis of creditors at the reporting date:

	30 September 2008 HK$'000	31 March 2008 HK$'000
Trade payables		
0-60 days	**141,966**	115,445
61-90 days	**31,807**	17,384
Over 90 days	**9,959**	20,191
	183,732	153,020
Other payables and accrued charges	**226,627**	227,754
	410,359	380,774

12. Contingencies and commitments

(a) Contingent liabilities

	30 September 2008 HK$'000	31 March 2008 HK$'000
Guarantees given to banks in respect of banking facilities utilised by associates	**200,220**	189,085

(b) Capital commitment

	30 September 2008 HK$'000	31 March 2008 HK$'000
Capital expenditure in respect of acquisition of property, plant and equipment contracted for but not provided in the financial statements	**1,954**	1,350

13. Related party transactions

During the period, the Group entered into the following transactions with related parties:

	For the six months ended 30 September	
	2008	2007
	HK$'000	HK$'000
Sales to associates	**6,454**	12,720
Purchases from associates	**7,320**	26,522
Management fee income received from associates	**5,212**	5,391
Rental income received from associates	**4,611**	4,507

As at the reporting date, the Group has the following balances with its associates under debtors, bills receivable and prepayments and creditors and accrued charges:

	30 September 2008 HK$'000	31 March 2008 HK$'000
Trade receivables due from associates	**2,931**	4,285
Other receivables due from associates	**47,636**	91,479
Trade payables due to associates	**4,753**	3,505
Other payables due to associates	**6,318**	10,852

SUMMARY OF RESULTS

For the six months ended 30 September 2008, the Group's turnover amounted to HK$677 million, a decrease of 2% as compared with HK$692 million for the same period last year. The unaudited consolidated profit attributable to shareholders amounted to HK$30.5 million, a decrease of 39% compared to the corresponding period in the previous year. The basic earnings per share for the period amounted to 5.5 cents as compared with 9.2 cents for the same period last year.

INTERIM DIVIDEND

The Directors have declared an interim dividend of 1.0 cent (2007: 3.0 cents) per share. This amounts to a total dividend payment of approximately HK$5,493,000 (2007: HK$16,479,000) based on the total number of shares in issue as at 25 November 2008, being the latest practicable date prior to the announcement of the interim results. Dividend will be paid on 22 January 2009 to registered shareholders of the Company as at 9 January 2009.

CLOSURE OF REGISTER

The Register of Shareholders of the Company will be closed from 6 to 9 January 2009, both days inclusive, during which period no transfer will be effected.

In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Tricor Abacus Limited at 26/F, Tesbury Centre, 28 Queen's Road East, Hong Kong not later than 4:00 p.m. on 5 January 2009.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the period.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 of Listing Rules throughout the period, except for the following deviations:

Code Provision A.2.1 stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual. Mr. Victor LO Chung Wing is the Chairman & Chief Executive of the Company. The Board considers that the present structure will not impair the balance of power and authority between the Board and the management of the Group as the Group's principal businesses are separately listed and each business is run by a different board of directors.

Code Provision A.4.1 stipulates that non-executive directors should be appointed for a specific term, subject to re-election. The Company's non-executive directors are not appointed for a specific term and are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provisions of article of association of the Company. Since their appointments will be reviewed when they are due for re-election, the Board considers that sufficient measures have been taken to ensure that the Company's corporate governance practices are no less exacting than those set out in the Code.

AUDIT COMMITTEE

The Company has an audit committee which was established in compliance with Rule 3.21 of the Listing Rules for the purpose of reviewing and providing supervision over the Group's financial reporting process and internal controls. The audit committee comprises three independent non-executive directors and one non-executive director of the Company. The unaudited interim financial statements for the six months ended 30 September 2008 have been reviewed by the Company's audit committee.

BOARD OF DIRECTORS

As at the date of this announcement, the Board of Directors of the Company consists of Messrs. Victor LO Chung Wing (Chairman & Chief Executive), Andrew NG Sung On (Vice Chairman), Kevin LO Chung Ping, Paul LO Chung Wai, LEUNG Pak Chuen, Richard KU Yuk Hing, Andrew CHUANG Siu Leung and CHAU Kwok Wai as Executive Directors, Messrs. Raymond WONG Wai Kan and Vincent CHEUNG Ting Kau as Non-Executive Directors, and Messrs. LUI Ming Wah, Frank CHAN Chi Chung and CHAN Kei Biu as Independent Non-Executive Directors.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, 26 November 2008

www.goldpeak.com

END